As filed with the Securities and Exchange Commission on November 30, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Thomas P. McGuinness

President and Chief Executive Officer

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland	Thomas P. McGuinness
Latham & Watkins LLP	President and Chief Executive Officer
330 North Wabash Avenue	InvenTrust Properties Corp.
Suite 2800	2809 Butterfield Road
Chicago, Illinois 60611	Oak Brook, Illinois 60523
(312) 876-7700	(855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$200,000,000(a)	$23,180(b)
(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, equals $115.90 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,180	Filing Party: InvenTrust Properties Corp.
Form or Registration No.: 005-85811	Date Filed: October 27, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2016 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”) by InvenTrust Properties Corp., a Maryland corporation (the “Company”), to purchase for cash up to $200 million in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $42 million assuming a purchase price at the low end of the range or $51 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the SEC, at a price specified by the tendering stockholders of not greater than $2.94 or less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016, as amended from time to time (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase (as amended) and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated into this Amendment No. 4 to Schedule TO by reference in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Items 1 through 9: Amendment to Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO and is hereby amended and supplemented as follows:

1. The last sentence of the fourth paragraph of the subsection entitled “Beneficial Ownership of Shares by Directors and Officers” in Section 13 of the Offer to Purchase, entitled “Certain Information About the Company” is deleted and replaced with the following: “All information is as of November 30, 2016.”

2. The table following the fourth paragraph of the subsection entitled “Beneficial Ownership of Shares by Directors and Officers” in Section 13 of the Offer to Purchase, entitled “Certain Information About the Company” is amended and supplemented to (i) delete Scott W. Wilton and the 27,499 Shares listed as his beneficial ownership, (ii) change the number of “All Executive Officers and Directors as a Group” from twelve persons to eleven persons, (iii) change the number of Shares in the “Amount and Nature of Beneficial Ownership” column for “All Executive Officers and Directors as a Group” from 441,955 to 414,456 and (iv) delete footnote 4 regarding Mr. Wilton’s beneficial ownership.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase (as amended) and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2016	InvenTrust Properties Corp.

	By:	/s/ Thomas P. McGuinness
Thomas P. McGuinness
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 27, 2016

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Important Instructions and Information

(a)(1)(D)	Odd Lot Certification Form

(a)(1)(E)	Form of “Not In Good Order” Letter to Stockholders

(a)(1)(F)	Form of Confirmation Letter to Stockholders

(a)(1)(G)	Form of Withdrawal Letter

(a)(1)(H)	Form of Payment Letter

(a)(1)(I)	Form of Rejection Letter

(a)(1)(J)	Form of Letter Notifying Shareholder of Late Receipt of Letter of Transmittal

(a)(5)(A)	Press Release issued October 27, 2016

(a)(5)(B)	Summary Advertisement in Wall Street Journal, dated October 27, 2016

(a)(5)(C)	Tender Offer Talking Points

(a)(5)(D)	Video Transcript of Company Presentation to Stockholders

(a)(5)(E)	Postcard: Letter to Stockholders

(d)(A)	The Inland American Real Estate Trust, Inc. 2014 Share Unit Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on September 22, 2014).

(d)(B)	Form of Inland American Real Estate Trust, Inc. Share Unit Award Agreement (Contingency) (incorporated by reference to Exhibit 10.9 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on September 22, 2014)

(d)(C)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 Registration Statement, as filed by the Registrant with the SEC on June 19, 2015)

(d)(D)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(E)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(F)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(G)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on November 12, 2015)

(d)(H)	Severance Agreement and General Release, dated as of November 30, 2016, by and between Scott W. Wilton and InvenTrust Properties Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on November 30, 2016)